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                                                                    EXHIBIT 99.1

                          RICHARD JACOBS ANNOUNCES SALE
                       OF CLEVELAND INDIANS TO LARRY DOLAN

              DEAL NEEDS APPROVAL OF SHAREHOLDERS, BASEBALL OWNERS

CLEVELAND, Ohio - November 4, 1999 - Richard E. Jacobs, chairman, president, chief executive officer and controlling stockholder of Cleveland Indians Baseball Company, Inc. (Nasdaq: CLEV), announced today that the company has signed a definitive agreement to sell the franchise to Lawrence J. Dolan and family trusts. Dolan is an attorney from Chardon, Ohio.

Dolan will acquire all outstanding stock in the company in a cash merger. The company is the general partner of Cleveland Indians Baseball Company Limited Partnership, the limited partnership that owns the franchise. Dolan will also acquire all of the limited partnership interests in the partnership.

The transaction is expected to close by the end of the first quarter of 2000 upon the completion of certain financing arrangements and necessary approvals. The parties will implement a plan for an orderly transition, and the existing management team will continue to operate the business, subject to Jacobs' oversight and control, pending the closing.

The final purchase price is subject to certain adjustments that will not be finally determined until shortly before closing. However, the estimated purchase price reflects an approximate enterprise value of $320 million. After deducting assumed debt and transaction expenses, the company's shareholders are expected to receive approximately $22.25 to $22.75 per share. All shareholders, including Jacobs, will receive the same price per share. The company completed its initial public offering and began trading on the Nasdaq Stock Market on June 4, 1998, at $15 per share.

"The sale of this franchise to Larry Dolan fulfills my strong desire to turn the team over to someone who is deeply committed to Cleveland and its tremendous fans," said Jacobs. "Larry and his family have the enthusiasm and strongest desire to continue the success of this ballclub well into the new century."


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Dolan said, "This is a dream come true for me and my family. Not only is ownership of this team a great honor, but it is also an incredible responsibility. Dick Jacobs and his organization have developed and operated an outstanding franchise here for many years, and I am honored to follow in those footsteps. Cleveland has the best baseball fans in America, and I will not take them for granted. We will always strive to put a competitive product on the field."

The Indians, one of the most successful teams in Major League Baseball since 1994, won their fifth straight American League Central Division championship this season.

Dolan explained, "One of the things that attracted me to this opportunity was my strong belief that the Indians organization is one of the best in baseball. Dick and I are committed to working together on a smooth transition over the coming months. Once the transaction has closed, I look forward to working with John Hart, Dennis Lehman and their staffs. My approach as an owner will be a hands-off approach that I think will be similar to Dick's in that I expect to listen to our baseball staff about what they believe must be done to reach our goals for success."

The transaction is subject to approval by the company's shareholders and Major League Baseball owners, as well as necessary regulatory reviews and customary conditions. Jacobs, who holds shares sufficient to assure shareholder approval, has agreed to vote those shares in favor of the transaction.

"We have maintained all along that growth in franchise value has been a key driver of an investment in the Cleveland Indians," said Jacobs. "I am pleased that the shareholders who invested in this company's stock will be rewarded for the confidence they have demonstrated in the organization."

The Indians' ballpark will continue to be known as Jacobs Field at least through the 2006 season, as the Jacobs family will use a portion of their share of the proceeds to retain the name during that period.

Jacobs announced May 13 that the company's Board of Directors had engaged Goldman, Sachs & Co. and McDonald Investments Inc. to identify potential buyers for the franchise. He said he hoped to obtain an appropriate price for the company's shareholders and "to ensure that the ballclub is in good hands going forward."

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Jacobs and his late brother, David, bought the struggling Indians franchise in
December 1986. The team endured five straight losing seasons through 1993 while the organization placed greater emphasis on player development and scouting and implemented its long-term "Blueprint for Success."

The "Jacobs Field Era" began in the strike-shortened 1994 season, when the Indians moved into a new, state-of-the-art ballpark. Since then, the team has made two World Series appearances by winning the American League pennant.

The team also boasts 373 consecutive sellouts at Jacobs Field, a figure that leads all of Major League Baseball and extends back to early in the 1995 season.

Statements in this press release that are not historical statements, including those relating to the completion of the transaction, the expected closing date, the final purchase price and Major League Baseball approval, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which are subject to risks and uncertainties. Actual events or results could differ materially from those stated or implied in the forward-looking statements, as a result of, among other things, Major League Baseball's review of the transaction, actual operating results and transaction expenses that could affect the final purchase price and financial markets which could have an impact on the financing of the transactions.

FOR CLEVELAND INDIANS BASEBALL COMPANY, INC.
MEDIA CONTACT:                      Dennis Lehman, (216) 420-4200
INVESTOR RELATIONS CONTACT:         Kenneth E. Stefanov, (216) 420-4200

FOR LAWRENCE J. DOLAN
MEDIA CONTACTS:                     Kathy Obert or Brian Upton
                                    Edward Howard & Co., (216) 781-2400